Exhibit 21.1

SUBSIDIARIES OF AND CONSOLIDATED ENTITIES OF

ABVC BIOPHARMA, INC.

As of December 31, 2022

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of direct or indirect

American BriVision Corporation	Delaware, United States	100%

BioKey, Inc.	California, United States	100%

BioLite Holding, Inc.	Nevada, United States	100%

BioLite BVI, Inc.	British Virgin Islands	100%

BioLite, Inc.	Taiwan	73%